SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

5 September 2006

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 5 September 2006	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

Protherics PLC

Publication of CytoFab® Phase 2b Data in Leading Journal

London, UK; Brentwood, TN, US; 5 September 2006 - Protherics PLC ("Protherics" or the "Company"), the international biopharmaceutical company focused on critical care and cancer, today announces the publication of the full phase 2b data for its anti-sepsis product CytoFab® in Critical Care Medicine (2006; 34(9):2271-2281), a leading peer reviewed journal.

Protherics has previously communicated headline data from this important study and in December 2005 announced the signing of a major CytoFab® out-licensing deal with AstraZeneca. The current article, published by leading sepsis investigators, gives a comprehensive description of the phase 2b study and the clinical benefits and favourable safety profile of CytoFab®. The importance of the CytoFab® results is discussed in an accompanying editorial entitled "Sepsis - The future is bright".

Tumour necrosis factor alpha (TNF-a) is a critical inflammatory mediator in sepsis. The phase 2b study was designed to establish whether CytoFab® (polyclonal ovine anti-TNF antibody fragments) neutralises TNF-a and improves the outcome for patients with sepsis. The efficacy measurements included the number of days patients with sepsis remained alive without shock, were free from mechanical ventilation and were outside the intensive care unit.

The study was conducted in 19 centres in North America and was coordinated by the leading sepsis investigator, Professor Gordon R. Bernard, M.D., Director, Division of Allergy, Pulmonary and Critical Care, Vanderbilt University. The trial was a double blind placebo controlled randomised study involving 81 patients with either septic shock or sepsis with multiple organ dysfunctions. Patients were randomised to receive CytoFab®, infused as a 250 units/kg loading dose, followed by nine doses of 50 units/kg every 12 hours, or 5 mg/kg human albumin as placebo.

Two hours after initiation of treatment, TNF-a became undetectable in all patients receiving CytoFab® who had detectable levels pre-treatment whereas levels in the placebo group remained at baseline. TNF-a remained significantly (p < 0.050) lower in the CytoFab® group throughout the 120 hour infusion period. Concentrations of IL-6, an inflammatory mediator downstream of TNF-a, declined in both groups but were significantly lower (p=0.002) in the CytoFab® group. CytoFab® also significantly decreased TNF-a in bronchoalveolar lavage (BAL) fluid (p < 0.001).

Patients who received CytoFab® had more shock-free days than those who received placebo (10.7 vs 9.4, p = 0.259) by day 14, and spent more time off a ventilator (15.6 vs 9.8 ventilator-free days, p = 0.021) and 5 days less in an intensive care unit (ICU) (12.6 vs 7.6 ICU-free days, p = 0.030) by day 28. There was an encouraging trend to lower mortality at 28-days in the CytoFab® group relative to the placebo group (26% vs 37%, p = 0.274). There were no differences in the incidence of adverse events or in laboratory or vital sign abnormalities, between groups.

The authors concluded that CytoFab® is well tolerated in patients with severe sepsis, effectively reducing serum and BAL TNF-a and serum IL-6 concentrations, and increasing the number of ventilator-free and ICU-free days at day 28.

Professor Gordon R. Bernard, commented: "Each year, severe sepsis afflicts more than 700,000 people in the US alone and approximately one-third of those affected will die. This current rate remains unacceptable. The best current hope for these patients is the development of new pharmaceutical agents that arrest the systemic inflammatory process. CytoFab® holds strong promise for being a major advance in the armamentarium against severe sepsis."

Andrew Heath, Chief Executive of Protherics, added: "In our opinion, this is the most convincing data published to date for any sepsis product and supports our conviction that CytoFab® could become a first line therapy in the treatment of sepsis in the future. Protherics is making good progress in scaling up the CytoFab® manufacturing process to enable our licensing partner, AstraZeneca, to undertake a major phase 3 study in 2007."

| Ends |

For further information please contact:

Protherics
Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics - press enquiries
London: Ben Atwell, David Yates, Anna Keeble	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600
Or visit www.protherics.com

Notes for Editors:

About CytoFab®™
CytoFab®™ is an anti-TNF-alpha polyclonal antibody fragment (Fab) product, which is being developed for the treatment of severe sepsis. CytoFab® is currently being prepared to enter a single, phase 3 registration study in 2007.

AstraZeneca licensing deal
CytoFab® has been out-licensed to AstraZeneca, which is responsible for its global development and commercialisation, in an agreement worth up to £195M ($340M) to Protherics in upfront and milestone payments; Protherics will receive an additional 20% royalty on global net product sales. Protherics is responsible for the supply of CytoFab® bulk drug substance and will receive additional supply payments.

Effective neutralisation of TNF-alpha
TNF-alpha is an inflammatory mediator strongly implicated in sepsis, an inflammatory syndrome. Polyclonal antibody fragments are well suited to the in situ neutralisation of TNF-alpha for two main reasons. Firstly, polyclonal antibodies are polyvalent, allowing multiple antibody fragments to bind TNF-alpha and thus achieve greater neutralisation of TNF-alpha compared to monoclonal antibodies. Secondly, antibody fragments (Fabs) are much smaller than whole antibody Immunoglobulin G molecules (IgG). This means that they have a much greater volume of distribution, with more rapid tissue penetration and clearance from the body than monoclonal antibodies.

Important safety data
In clinical studies of CytoFab® in sepsis to date, there have beenno adverse events that were considered definitely, possibly or probably related to treatment with CytoFab®. However, out of 110 sepsis patients who received CytoFab®, there were 7 patients who experienced events of uncertain causality that are consistent with adverse events experienced by patients receiving other ovine Fab products, including 1 episode of pruritis, 2 episodes of wheezing, and 4 episodes of rash.

Approved technology platform
CytoFab® is based on the same technology platform, ovine polyclonal Fabs, as Protherics' CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) which have been approved and are currently marketed in the US. Protherics is the commercial manufacturer of these products.

About Sepsis
Sepsis occurs when the body's immune system sets off a chain reaction and "overreacts" to an infection. Rather than being localized to the site of infection, the severe immune response develops throughout the body. A person suffering from sepsis can rapidly deteriorate, with the systemic response to an infection distorting the body's natural balance and damaging one or more vital organs. A patient can continue to deteriorate into septic shock, where blood pressure falls dangerously low and many organs malfunction because of inadequate blood flow. Sepsis remains a significant problem in medical management, with an annual world wide incidence of about 3 million and a 30% mortality rate.

About Protherics
Protherics (LSE: PTI, NASDAQ: PTIL) is an integrated biopharmaceutical company focused on the development, manufacture and marketing of specialist products for critical care and oncology.

Protherics' strategy is to use the revenues generated from its marketed products to help fund the advancement of its development pipeline. With a proven track record, Protherics' goal is to develop and attract additional critical care and cancer products for its sales and marketing teams to distribute in the US and Europe.

The Company's two lead programmes are: CytoFab®, for severe sepsis, which is being developed by AstraZeneca following a major £195m ($340m) out-licensing deal in late 2005 and is expected to enter phase 3 development in 2007; and Voraxaze™, for the control of high dose methotrexate therapy in cancer, where product launches in the US and EU are anticipated in 2007, initially as an intervention when MTX blood levels remain dangerously high following high doses for the treatment of cancer.

Additional products in development include Prolarix™, a targeted cancer therapy for primary liver cancer and other select tumours, currently in phase 1; and an Angiotensin Vaccine (treatment of hypertension), where encouraging phase 2a results have been demonstrated and another phase 2a clinical study is planned with an improved formulation in 2007.

The majority of the Company's sales revenues (£17.7m in the year ended 31 March 2006) are derived from two critical care products, CroFab™ (pit viper antivenom) and DigiFab™ (digoxin antidote) which were developed by Protherics and are sold, in the US, through Fougera Inc, a division of Altana AG.

With headquarters in London, the Company has approximately 200 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer
This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics' product pipeline and anticipated development and clinical trials for product candidates. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics' Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.